UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                (Amendment No. 4)

                    Under the Securities Exchange Act of 1934


                                 CGI Group Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                           Class A Subordinate Shares
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   39945C 10 9
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                                    BCE Inc.
                        1000, rue de la Gauchetiere Ouest
                                   Bureau 3700
                            Montreal, Quebec, H3B 4Y7
                                     Canada

-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)
-------------------------------------------------------------------------------

                                January 17, 2007
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                        (Continued on following pages)
                             (Page 1 of 14 pages)

                                 SCHEDULE 13D


-----------------------                               ------------------------
CUSIP No.  39945C 10 9                                Page 2 of 14 Pages
-----------------------                               ------------------------

------------------------------------------------------------------------------
  1
       NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          BCE Inc.
------------------------------------------------------------------------------

  2
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) |_|
                                                                     (b) |x|

------------------------------------------------------------------------------

  3
       SEC USE ONLY

------------------------------------------------------------------------------

  4
       SOURCE OF FUNDS

          N/A
------------------------------------------------------------------------------

  5
       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|

------------------------------------------------------------------------------
  6
       CITIZENSHIP OR PLACE OF ORGANIZATION

          Canada
------------------------------------------------------------------------------

                 7
  NUMBER OF           SOLE VOTING POWER
    SHARES
 BENEFICIALLY            0
   OWNED BY
     EACH
  REPORTING
    PERSON
     WITH
------------------------------------------------------------------------------
                 8
                      SHARED VOTING POWER

                         25,292,661
------------------------------------------------------------------------------
                 9
                      SOLE DISPOSITIVE POWER

                         0
------------------------------------------------------------------------------
                 10
                      SHARED DISPOSITIVE POWER

                         25,292,661
------------------------------------------------------------------------------
  11
       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          25,292,661
------------------------------------------------------------------------------

  12
       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                            |_|

------------------------------------------------------------------------------
  13
       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.5%
------------------------------------------------------------------------------

  14
       TYPE OF REPORTING PERSON

          CO
------------------------------------------------------------------------------

-----------------------                               ------------------------
CUSIP No.  39945C 10 9                                Page 3 of 14 Pages
-----------------------                               ------------------------

------------------------------------------------------------------------------
  1
       NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Bell Canada Pension Plan
------------------------------------------------------------------------------

  2
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) |_|
                                                                     (b) |x|
------------------------------------------------------------------------------

  3
       SEC USE ONLY

------------------------------------------------------------------------------

  4
       SOURCE OF FUNDS

          N/A
------------------------------------------------------------------------------

  5
       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|

------------------------------------------------------------------------------

  6
       CITIZENSHIP OR PLACE OF ORGANIZATION

          Canada
------------------------------------------------------------------------------

                 7
  NUMBER OF           SOLE VOTING POWER
    SHARES
 BENEFICIALLY            0
   OWNED BY
     EACH
  REPORTING
    PERSON
     WITH
------------------------------------------------------------------------------

                 8
                      SHARED VOTING POWER

                         25,292,661
------------------------------------------------------------------------------

                 9
                      SOLE DISPOSITIVE POWER

                         0
------------------------------------------------------------------------------

                 10
                      SHARED DISPOSITIVE POWER

                         25,292,661
------------------------------------------------------------------------------

  11
       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          25,292,661
------------------------------------------------------------------------------

  12
       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                            |_|

------------------------------------------------------------------------------
  13
       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.5%
------------------------------------------------------------------------------

  14
       TYPE OF REPORTING PERSON

          OO
------------------------------------------------------------------------------

-----------------------                               ------------------------
CUSIP No.  39945C 10 9                                Page 4 of 14 Pages
-----------------------                               ------------------------

------------------------------------------------------------------------------
  1
       NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Bimcor Inc.
------------------------------------------------------------------------------

  2
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) |_|
                                                                     (b) |x|
------------------------------------------------------------------------------

  3
       SEC USE ONLY

------------------------------------------------------------------------------

  4
       SOURCE OF FUNDS

          N/A
------------------------------------------------------------------------------

  5
       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|

------------------------------------------------------------------------------
  6
       CITIZENSHIP OR PLACE OF ORGANIZATION

          Canada
------------------------------------------------------------------------------

                 7
  NUMBER OF           SOLE VOTING POWER
    SHARES
 BENEFICIALLY            0
   OWNED BY
     EACH
  REPORTING
    PERSON
     WITH
------------------------------------------------------------------------------

                 8
                      SHARED VOTING POWER

                         25,292,661
------------------------------------------------------------------------------

                 9
                      SOLE DISPOSITIVE POWER

                         0
------------------------------------------------------------------------------

                 10
                      SHARED DISPOSITIVE POWER

                         25,292,661
------------------------------------------------------------------------------

  11
       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          25,292,661
------------------------------------------------------------------------------

  12
       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                            |_|

------------------------------------------------------------------------------
  13
       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.5%
------------------------------------------------------------------------------

  14
       TYPE OF REPORTING PERSON

          CO
------------------------------------------------------------------------------

Item 1.         Security and Issuer.

           This Amendment No. 4 amends the statement on Schedule 13D filed with the Securities and Exchange Commission ("SEC") on May 14, 2004 as amended by Amendment No. 1 filed with the SEC on December 23, 2005, by Amendment No. 2 filed with the SEC on August 11, 2006 and by Amendment No. 3 filed with the SEC on November 6, 2006 (such schedule, as amended, the "Schedule 13D") by BCE Inc. ("BCE") and 3787877 Canada Inc. ("3787877") relating to the Class A Subordinate Shares (the "Class A Shares") of CGI Group Inc., a company incorporated under the laws of the Province of Quebec (the "Company"). This Amendment No. 4 is filed by BCE, the Bell Canada Pension Plan (the "Plan") and Bimcor Inc. ("Bimcor", together with BCE and the Plan collectively referred to as the "Reporting Persons" and each as a "Reporting Person"). The principal executive offices of the Company are located at 1130 Sherbrooke Street West, 7th Floor, Montreal, Quebec, Canada, H3A 2M8. A joint filing agreement is attached hereto as Exhibit 1 to this
Schedule 13D pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

           This Amendment No. 4 relates to the following sales of Class A Shares through the facilities of the Toronto Stock Exchange ("TSX"):

         (i) On November 3, 2006, the Plan sold 213,800 Class A Shares at $7.81 per share;
         (ii) On November 6, 2006, the Plan sold 222,700 Class A Shares at $7.81 per share;
         (iii) On November 7, 2006, the Plan sold 90,500 Class A Shares at $7.81 per share;
         (iv) On November 20, 2006, the Plan sold 38,700 Class A Shares at $7.80 per share;
         (v) On November 21, 2006, the Plan sold 53,100 Class A Shares at $7.80 per share;
         (vi) On November 29, 2006, the Plan sold 16,300 Class A Shares at $7.80 per share;
         (vii) On December 12, 2006, the Plan sold 230,300 Class A Shares at $8.12 per share;
         (viii) On December 12, 2006, the Plan sold 287,100 Class A Shares at $8.14 per share;
         (ix) On December 13, 2006, the Plan sold 271,700 Class A Shares at $8.05 per share;
         (x) On December 14, 2006, the Plan sold 190,700 Class A Shares at $8.09 per share;
         (xi) On December 14, 2006, the Plan sold 163,100 Class A Shares at $8.07 per share;
         (xii) On December 15, 2006, the Plan sold 100,000 Class A Shares at $7.98 per share;
         (xiii) On December 18, 2006, the Plan sold 200,000 Class A Shares at $7.97 per share;

           (xiv)On December 21, 2006, the Plan sold 557,100 Class A Shares at $8.00 per share;
           (xv) On January 3, 2007, the Plan sold 132,100 Class A Shares at $8.02 per share;
           (xvi)On January 5, 2007, the Plan sold 46,500 Class A Shares at $8.00 per share;
           (xvii) On January 9, 2007, the Plan sold 58,100 Class A Shares at $8.00 per share;
           (xviii)   On January 10, 2007,  the Plan sold 144,900 Class A Shares at $8.01 per share;
           (xix)On January 11, 2007, the Plan sold 9,000 Class A Shares at $8.05 per share;
           (xx) On January 17, 2007, the Plan sold 383,600 Class A Shares at $8.10 per share; and
           (xxi)On January 18, 2007, the Plan sold 225,800 Class A Shares at $8.21 per share.

The above sales are herein collectively referred to as the "Transactions".

           The following amendments to Items 2, 4, 5, 6 and 7 of the Schedule 13D are hereby made.

Item 2.    Identity and Background.

           Item 2 of the Schedule 13D is hereby amended in its entirety to read as follows:

           "This Amendment No. 4 to Schedule 13D (this "Amendment") is being filed by the Reporting Persons.

           The Plan is a registered pension plan organized under the laws of Canada, and is the pension plan that covers the employees of Bell Canada and certain of its subsidiaries (the "Plan members"). Bell Canada, a corporation organized under the laws of Canada, is the sponsor and administrator of the Plan. Bimcor is a corporation organized under the laws of Canada that is a wholly-owned subsidiary of BCE and that manages independently from BCE the Plan's investments. BCE is a corporation organized under the laws of Canada.

           The address of the principal place of business of BCE is 1000, rue de la Gauchetiere Ouest, Bureau 3700, Montreal, Quebec, Canada H3B 4Y7. The address of the principal place of business of Bell Canada, the Plan's sponsor and administrator, is 1000, rue de la Gauchetiere Ouest, Bureau 3700, Montreal, Quebec, Canada H3B 4Y7. The address of the principal place of business of Bimcor is 1000, rue de la Gauchetiere Ouest, Bureau 1300, Montreal, Quebec, Canada H3B 5A7.

           The principal business activity of BCE is communications. The principal objective of the Plan is to pay pensions to Plan members when they terminate their employment with Bell Canada or its subsidiaries or, in the event of their death, to their designated beneficiaries. The principal business of Bimcor is the management of investments of the Plan and of investments of the pension plans of other BCE group companies. BCE is Canada's largest communications company. Through its 28 million customer connections, BCE provides the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, BCE's services include local, long distance and wireless phone services, high-speed and wireless Internet access, IP-broadband services, information and communications technology services (or value-added services) and direct-to-home satellite and VDSL television services. Other BCE holdings include Telesat
Canada, a pioneer and world leader in satellite operations and systems management, and an interest in Bell Globemedia, Canada's premier media company. BCE shares are listed in Canada, the United States and Europe.

           Set forth on Schedules A-1 and A-2 to this Amendment, and incorporated herein by reference, are lists of the executive officers and directors of BCE and Bimcor that contain the following information with respect to each such person: (i) name; (ii) residence or business address;
(iii) principal occupation or employment (and address of corporation or other organization in which such employment is conducted); and (iv) citizenship.

           During the last five years, none of the Reporting Persons and, to the best of the knowledge of BCE and Bimcor, none of the persons named on Schedules A-1 and A-2 hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction  as a  result  of  which  such  person  was  or  is  subject  to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws."

Item 4.     Purpose of Transaction.

           Item 4 of the Schedule 13D is hereby amended in its entirety to read as follows:

           "The Transactions were made in the ordinary course of business.

           BCE has no current intention to acquire additional securities of the Company. However, BCE reserves the right to change its plans and intentions with respect to the Company at any time and BCE may, from time to time, sell or acquire Class A Shares (or other securities of the Company) in public or private transactions.

           The matters set forth in Item 6 below are incorporated in this Item 4 by reference as if fully set forth herein.

           Except as set forth in this Item 4 (including the matters described in Item 6 which are incorporated in this Item 4 by reference), the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of
Schedule 13D of the Exchange Act."

Item 5.     Interest in Securities of the Issuer.

           Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

           "(a) Giving effect to the Transactions, BCE, the Plan and Bimcor are the beneficial owners of 25,292,661 Class A Shares representing 8.53% of the outstanding Class A Shares. The calculation of the foregoing percentage is based on the approximately 296.3 million Class A Shares outstanding on January 17, 2007.

           (b) Giving effect to the Transactions, BCE has the sole power to vote or to direct the vote or dispose or direct the disposition of no Class A Shares. Giving effect to the Transactions, the Plan and Bimcor have the shared power to vote or to direct the vote or dispose or direct the disposition of 25,292,661 Class A Shares. Giving effect to the Transactions, BCE may be considered to have the shared power to vote or to direct the vote or dispose or direct the disposition of 25,292,661 Class A Shares. However, BCE disclaims beneficial ownership of the Class A Shares held by the Plan.

           To the best of the knowledge of BCE and Bimcor, the following persons named on Schedules A-1 or A-2 beneficially own the following amounts of Class A Shares and have sole voting power and sole dispositive power with respect to such shares (in each case the amount of Class A Shares accounts for less than 1% of the total outstanding amount of Class A Shares):

           (i)   Andre Berard                       5,000 Class A Shares

           (ii)  The Honourable Edward C. Lumley    4,000 Class A Shares

           (iii)  Alain Bilodeau                    800 Class A Shares


           (c) No transactions, other than the Transactions, were effected in the past sixty days in this class of securities by the Reporting Persons.

           To the best of the knowledge of BCE and Bimcor, there were no transactions effected in the past sixty days in this class of securities by any of the persons named on Schedules A-1 and A-2 hereto.

           (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Class A Shares held by the Reporting Persons or the persons named on Schedules A-1 or A-2 other than each of the Reporting Persons or such persons named on Schedules A-1 or A-2.

           (e)  Not applicable."

Item  6.  Contracts,  Arrangements,   Understandings  or  Relationships  With
Respect to Securities of the Issuer.

           Item 6 of the Schedule 13D is hereby amended in its entirety to read as follows:

           "The response to Item 4 of this Schedule 13D is incorporated herein by reference.

           BCE and its wholly-owned subsidiaries holding any Class A Shares or Class B Shares or other securities of the Company (collectively, "Securities") have certain registration rights with respect to the Securities held by them pursuant to the terms and conditions set forth in the Registration Rights Agreement entered into as of July 1, 1998 among BCE, Bell Canada and the Company (the "Registration Rights Agreement").

           This description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which has been filed as Exhibit 5 to this Schedule 13D on May 14, 2004 and is incorporated herein by reference.

           Except as described above or elsewhere in this Amendment or incorporated by reference in this Amendment, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons or, to the best of their knowledge, any of the other persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies."

Item 7.     Material to be filed as Exhibits.

           Item 7 of the Schedule 13D is hereby amended by the addition of the following exhibits to the end thereof:

"Exhibit 1: Joint Filing Agreement dated January 26, 2007 among BCE Inc., Bell Canada, in its capacity as administrator of the Bell Canada Pension Plan and Bimcor Inc.

                                  SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2007

                          BCE Inc.


                          By:   /s/ Martine Turcotte
                             --------------------------------
                             Name:  Martine Turcotte
                             Title: Chief Legal Officer



                          Bell Canada, as administrator of the Bell Canada Pension Plan


                          By:    /s/ Michael T. Boychuk
                             --------------------------------
                             Name:  Michael T. Boychuk
                             Title: Senior Vice-President and Treasurer

                          Bimcor Inc.


                          By:    /s/ Brian Kouri
                             --------------------------------
                             Name:  Brian Kouri
                             Title: Vice-President Finance and Administration

                             SCHEDULE A-1

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                                   BCE INC.

The following sets forth the name, residence or business address, principal occupation or employment and citizenship of the directors and principal executive officers of BCE Inc.

Name              Residence or Business  Principal Occupation  Citizenship
                  Address                or Employment (and
                                         address of
                                         corporation or other
                                         organization in
                                         which such
                                         employment is
                                         conducted)

Directors

Andre Berard      600, de La             Corporate Director,   Canadian
                  Gauchetiere W., 27th   600 de La
                  Floor                  Gauchetiere W., 27th
                  Montreal, Quebec,      floor, Montreal,
                  Canada H3B 4L2         Quebec, Canada  H3B
                                         4L2

Ronald A.         150 - 6th Avenue       President and Chief   Canadian
Brenneman         S.W., P.O. Box 2844    Executive Officer,
                  Calgary, Alberta,      Petro-Canada
                  Canada  T2P 3E3        (petroleum company),
                                         150 - 6th Avenue
                                         S.W., P.O. Box 2844,
                                         Calgary, Alberta,
                                         Canada  T2P 3E3

Richard J. Currie 483 Bay Street, 7th    Chair of the board,   Canadian
                  Floor, North Tower     BCE and Bell Canada,
                  Toronto, Ontario,      483 Bay Street, 7th
                  Canada  M5G 2C9        floor, North Tower,
                                         Toronto, Ontario,
                                         Canada  M5G 2C9

Anthony S. Fell   200 Bay Street, 3rd    Chair of the board,   Canadian
                  Floor, South Tower     RBC Dominion
                  Toronto, Ontario,      Securities Limited
                  Canada  M5J 2W7        (investment bank),
                                         200 Bay Street, 3rd
                                         floor, South Tower,
                                         Toronto, Ontario,
                                         Canada  M5J 2W7

Donna Soble       2 St. Clair Avenue     Corporate Director    Canadian
Kaufman           East, Suite 800        and Lawyer, 2 St.
                  Toronto, Ontario,      Clair Avenue East,
                  Canada  M4T 2T5        Suite 800
                                         Toronto, Ontario,
                                         Canada  M4T 2T5

Brian M. Levitt   1000, de La            Partner and           Canadian
                  Gauchetiere W., 21st   Co-Chair, Osler,
                  Floor                  Hoskin & Harcourt
                  Montreal, Quebec,      LLP (law firm),
                  Canada H3B 4W5         1000, de La
                                         Gauchetiere W., 21st
                                         Floor
                                         Montreal, Quebec,
                                         Canada H3B 4W5

The Honourable    1 First Canadian       Vice-Chairman, BMO    Canadian
Edward C. Lumley  Place, 4th Floor,      Nesbitt Burns Inc.
                  P.O. Box 150 Toronto,  (investment bank), 1
                  Ontario, Canada  M5X   First Canadian
                  1H3                    Place, 4th Floor,
                                         P.O. Box 150
                                         Toronto, Ontario,
                                         Canada  M5X 1H3

Judith Maxwell    305 Clemow Avenue      Research Fellow,      Canadian
                  Ottawa, Ontario,       Canadian Policy
                  Canada  K1S 2B7        Research Networks,
                                         Inc. (non-profit
                                         organization
                                         conducting research
                                         on work, family,
                                         health, social
                                         policy and public
                                         involvement),
                                         600-250 Albert St.
                                         Ottawa, Ontario,
                                         Canada  K1P 6M1

John H. McArthur  Gallatin Hall C1-3D,   Dean Emeritus,        Canadian
                  Soldiers Field         Harvard University
                  Boston,                Graduate School of
                  Massachusetts  USA     Business
                  02163                  Administration
                                         (university),
                                         Gallatin Hall C1-3D,
                                         Soldiers Field
                                         Boston,
                                         Massachusetts  USA
                                         02163

Thomas C. O'Neill 33 Geraldine Court     Corporate Director    Canadian
                  Don Mills, Ontario,    and Chartered
                  Canada  M3A 1N2        Accountant, 33
                                         Geraldine Court, Don
                                         Mills, Ontario,
                                         Canada  M3A 1N2

James A. Pattison 1067 West Cordova      Chairman and Chief    Canadian
                  Street, Suite 1800     Executive Officer,
                  Vancouver, British     The Jim Pattison
                  Columbia, Canada V6C   Group (diversified
                  1C7                    consumer oriented
                                         company), 1067 West
                                         Cordova Street,
                                         Suite 1800,
                                         Vancouver, British
                                         Columbia, Canada V6C
                                         1C7

Robert C. Pozen   500 Boylston Street    Chair of the board,   American
                  Boston,                MFS Investment
                  Massachusetts  USA     Management (global
                  02116                  investment manager),
                                         500 Boylston Street,
                                         Boston,
                                         Massachusetts  USA
                                         02116

Michael J. Sabia  1000, de La            President, Chief      Canadian
                  Gauchetiere W., 37th   Executive Officer
                  Floor                  and Director of BCE,
                  Montreal, Quebec,      1000, de La
                  Canada  H3B 4Y7        Gauchetiere W., 37th
                                         Floor
                                         Montreal, Quebec,
                                         Canada  H3B 4Y7

Paul M. Tellier   935 de La Gauchetiere  Corporate Director,   Canadian
                  W., 17th Floor         935 de La
                  Montreal, Quebec,      Gauchetiere W., 17th
                  Canada  H3B 2M9        Floor, Montreal,
                                         Quebec, Canada  H3B
                                         2M9

Victor L. Young   9 Primrose Place       Corporate Director,   Canadian
                  St. John's,            9 Primrose Place,
                  Newfoundland, Canada   St. John's,
                  A1B 4H1                Newfoundland,
                                         Canada  A1B 4H1
Executive
Officers
Alain Bilodeau    1000, de La            Senior                Canadian
                  Gauchetiere W., 4th    Vice-President of
                  Floor                  BCE (President, BCE
                  Montreal, Quebec,      Corporate Services),
                  Canada  H3B 4Y7        1000, de La
                                         Gauchetiere W., 4th
                                         Floor, Montreal,
                                         Quebec, Canada  H3B
                                         4Y7

Michael T.        1000, de La            Senior                Canadian
Boychuk           Gauchetiere W., 37th   Vice-President and
                  Floor                  Treasurer of BCE,
                  Montreal, Quebec,      1000, de La
                  Canada H3B 4Y7         Gauchetiere W., 37th
                                         Floor, Montreal,
                                         Quebec, Canada  H3B
                                         4Y7

Karyn A. Brooks   1000, de La            Senior                Canadian
                  Gauchetiere W., 7th    Vice-President and
                  Floor                  Controller of BCE,
                  Montreal, Quebec,      1000, de La
                  Canada H3B 4Y7         Gauchetiere W., 37th
                                         Floor, Montreal,
                                         Quebec, Canada  H3B
                                         4Y7

William J. Fox    1000, de La            Executive             Canadian
                  Gauchetiere W., 37th   Vice-President -
                  Floor                  Communications and
                  Montreal, Quebec,      Corporate
                  Canada H3B 4Y7         Development of BCE,
                                         1000, de La
                                         Gauchetiere W., 37th
                                         Floor, Montreal,
                                         Quebec, Canada  H3B
                                         4Y7

Lib Gibson        483 Bay Street, Floor  Corporate Advisor of  Canadian
                  6N                     BCE, 1000, de La
                  Toronto, Ontario,      Gauchetiere W., 37th
                  Canada M5G 2C9         Floor, Montreal,
                                         Quebec, Canada  H3B
                                         4Y7

Leo W. Houle      1000, de La            Chief Talent Officer  Canadian
                  Gauchetiere W., 37th   of BCE, 1000, de La
                  Floor                  Gauchetiere W., 37th
                  Montreal, Quebec,      Floor, Montreal,
                  Canada H3B 4Y7         Quebec, Canada  H3B
                                         4Y7

Lawson A.W.       110 O'Connor Street,   Executive             Canadian
Hunter            14th Floor             Vice-President and
                  Ottawa, Ontario,       Chief Corporate
                  Canada K1P 1H1         Officer of BCE,
                                         1000, de La
                                         Gauchetiere W., 37th
                                         Floor, Montreal,
                                         Quebec, Canada  H3B
                                         4Y7

Alek Krstajic     473 Adelaide Street    Officer - Office of   Canadian
                  West, Floor 3          the CEO of BCE,
                  Toronto, Ontario,      1000, de La
                  Canada  M5V 1T1        Gauchetiere W., 37th
                                         Floor, Montreal,
                                         Quebec, Canada  H3B
                                         4Y7

Patricia A. Olah  1000, de La            Corporate Secretary   American
                  Gauchetiere W., 41st   and Lead Governance
                  Floor                  Counsel of BCE,
                  Montreal, Quebec,      1000, de La
                  Canada H3B 5H8         Gauchetiere W., 37th
                                         Floor, Montreal,
                                         Quebec, Canada  H3B
                                         4Y7

L. Scott Thomson  1000, de la            Executive             Canadian
                  Gauchetiere W., 37th   Vice-President-Corporate
                  Floor,                 Development of BCE,
                  Montreal, Quebec,      1000, de La
                  Canada H3B 4Y7         Gauchetiere W., 37th
                                         Floor, Montreal,
                                         Quebec, Canada  H3B
                                         4Y7

Wayne L. Tunney   1000, de La            Senior                Canadian
                  Gauchetiere W., 37th   Vice-President -
                  Floor                  Taxation of BCE,
                  Montreal, Quebec,      1000, de La
                  Canada  H3B 4Y7        Gauchetiere W., 37th
                                         Floor, Montreal,
                                         Quebec, Canada  H3B
                                         4Y7

Martine Turcotte  1000, de la            Chief Legal Officer   Canadian
                  Gauchetiere W., 38th   of BCE, 1000, de La
                  Floor,                 Gauchetiere W., 37th
                  Montreal, Quebec,      Floor, Montreal,
                  Canada H3B 4Y7         Quebec, Canada  H3B
                                         4Y7

Siim A. Vanaselja 1000, de la            Chief Financial       Canadian
                  Gauchetiere W., 38th   Officer of BCE,
                  Floor,                 1000, de La
                  Montreal, Quebec,      Gauchetiere W., 37th
                  Canada H3B 4Y7         Floor, Montreal,
                                         Quebec, Canada  H3B
                                         4Y7

Nicholas          483 Bay Street, Floor  Senior                Canadian
Zelenczuk         9S-Orange              Vice-President -
                  Toronto, Ontario,      Audit and Risk
                  Canada M5G 2C9         Management of BCE,
                                         1000, de La
                                         Gauchetiere W., 37th
                                         Floor, Montreal,
                                         Quebec, Canada  H3B
                                         4Y7

                                 SCHEDULE A-2

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                                  BIMCOR INC.

The following sets forth the name, residence or business address, present principal occupation or employment and citizenship of the directors and principal executive officers of Bimcor Inc.

Name              Residence or          Principal Occupation   Citizenship
                  Business Address      or Employment (and
                                        address of
                                        corporation or other
                                        organization in which
                                        such employment is
                                        conducted)

Directors
Michael T.        1000, rue de La       Senior Vice-President  Canadian
Boychuk           Gauchetiere West,     and Treasurer of BCE,
                  37th Floor Montreal,  1000, de La
                  Quebec, Canada H3B    Gauchetiere W., 37th
                  4Y7                   Floor, Montreal,
                                        Quebec, Canada  H3B
                                        4Y7

Paul Gauthier     1000, rue de La       President and Chief    Canadian
                  Gauchetiere West,     Executive Officer of
                  13th Floor Montreal,  Bimcor, 1000, de La
                  Quebec, Canada H3B    Gauchetiere W., 13th
                  5A7                   Floor, Montreal,
                                        Quebec, Canada  H3B
                                        5A7
Leo W. Houle      1000, rue de La       Chief Talent Officer   Canadian
                  Gauchetiere West,     of BCE, 1000, de La
                  37th Floor Montreal,  Gauchetiere W., 37th
                  Quebec, Canada H3B    Floor, Montreal,
                  4Y7                   Quebec, Canada  H3B
                                        4Y7
Ted H. Ignacy     1601 Telesat Court ,  Vice-President         Canadian
                  Gloucester, Ontario,  Finance and Treasurer
                  Canada, K1B 5P4       of Telesat, 1601
                                        Telesat Court,
                                        Gloucester, Ontario,
                                        Canada  K1B 5P4
Martine Turcotte  1000, rue de La       Chief Legal Officer    Canadian
                  Gauchetiere West,     of BCE, 1000, de La
                  37th Floor Montreal,  Gauchetiere W., 37th
                  Quebec, Canada H3B    Floor, Montreal,
                  4Y7                   Quebec, Canada  H3B
                                        4Y7
Siim A. Vanaselja 1000, rue de La       Chief Financial        Canadian
                  Gauchetiere West,     Officer of BCE, 1000,
                  37th Floor Montreal,  de La Gauchetiere W.,
                  Quebec, Canada H3B    37th Floor, Montreal,
                  4Y7                   Quebec, Canada  H3B
                                        4Y7
Executive
Officers
Peter S. Jarvis   4831 Bay Street,      Chief Investment       Canadian
                  Floor 9, Toronto,     Officer of Bimcor,
                  Ontario, Canada  M5G  4831 Bay Street, 9th
                  2E1                   floor, Toronto,
                                        Ontario, Canada  M5G
                                        2E1
Brian Kouri       1000, rue de La       VP Finance and         Canadian
                  Gauchetiere West,     Administration of
                  13th Floor Montreal,  Bimcor, 1000, de La
                  Quebec, Canada H3B    Gauchetiere W., 13th
                  5A7                   Floor
                                        Montreal, Quebec,
                                        Canada  H3B 5A7
Harry J. Riva     483 Bay Street,       VP and General         Canadian
                  Floor 9, Toronto,     Counsel of Bimcor,
                  Ontario, Canada  M5G  483 Bay Street, 9th
                  2E1                   floor, Toronto,
                                        Ontario, Canada   M5G
                                        2E1